Articles of Amendment
to
Articles of Incorporation
of

SALTY'S WAREHOUSE, INC.

(Name of corporation as currently filed with the Florida Dept. of State)

P98000062582

(Document number of corporation)

Pursuant to the provisions of section 607.1006, Florida Statutes, this **Florida Profit Corporation** adopts the following amendments to its Articles of Incorporation:

NEW CORPORATE NAME (if changing):

EWORLD INTERACTIVE, INC.

AMENDMENTS ADOPTED – (OTHER THAN NAME CHANGE)

Article IV, Capital Stock, is amended to read as follows:
This Corporation is authorized to issue one hundred and fifty-five million (155,000,000) shares, consisting of one hundred and fifty million (150,000,000) shares designated as "Common Stock" and five million (5,000,000) shares designated as :Preferred Stock", both shall have "No Par Value." Each Common Share issued and outstanding shall be entitled to one vote. The Preferred Shares shall be so designated by the Board of Directors. The Corporation is authorized to conduct a four point six for one (4.6:1) forward stock split of the outstanding shares of Common Stock.

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

The date of each amendment adoption: December 27, 2006

Effective date if applicable: January 1, 2007
(no more than 90 days after amendment filing date)

Adoption of Amendment(s)   (CHECK ONE)

[X] The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

[ ] The amendment(s) was/were approved by the shareholders through voting groups.

[ ] The amendment(s) was/were approved by the board of directors without shareholder action and shareholder action was not required.

[ ] The amendment(s) was/were approved by the incorporators without shareholder action and shareholder action was not required.

Signature /s/   Guy Peckham

Guy Peckham
(Typed or printed name of person signing)

President and CEO
(Title of person signing)